SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             ___________________
                            INTRACO SYSTEMS, INC.
                (Name of Small Business Issuer in Its Charter)

             Nevada                          87-0381511
          ------------                     --------------
     (State or Other Jurisdiction of   (IRS Employer Identification Number)
     Incorporation or Organization)

             3998 Florida Atlantic University Boulevard, Suite 210
                         Boca Raton, Florida 33431
                              (561) 367-0600
               -------------------------------------------
         (Address and Telephone Number of Principal Executive Offices)

                        Copies of communications to:

                          Michael D. Karsch, Esq.
                            Broad and Cassel
                       7777 Glades Road, Suite 300
                        Boca Raton, Florida 33434
                      Telephone No. (561) 483-7000
                     _______________________________

        Securities to be registered under Section 12(b) of the Act:
Title of each class                    Name of each exchange on which
To be so registered                    each class is to be registered

     None
 ------------------                      -------------------------



Securities to be registered under Section 12(g) of the Act:
     Common Stock
   --------------
  (Title of class)


THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. INTRACO'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS DOCUMENT. THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THE DOCUMENT AND PARTICULARLY IN THE SECTION ENTITLED "RISK FACTORS."

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Intraco Systems Inc. (the "Company") was incorporated in Florida in
March 1990. In April 1999, Intraco completed an exchange agreement with Custom Touch Electronics, Inc. ("CTE"), a Nevada corporation with no material operations whose common stock traded on the OTC Bulletin Board, pursuant to which all outstanding shares of Intraco capital stock were exchanged for 10,531,500 CTE shares. The prior shareholders and promoters of CTE hold 2,429,489 shares and the Intraco shareholders at the time of the exchange hold 10,531,500 shares. As a result, Intraco Systems became a wholly-owned subsidiary of CTE and CTE changed its name to Intraco Systems, Inc. All references in this document to "Intraco" refer to the Nevada parent and the Florida subsidiary. The principal offices of Intraco are located at 3998 FAU Boulevard, Boca Raton, Florida 33431 and its phone number is (561) 367-0600.

Intraco is a Communications Solution Provider ("CSP"), offering the integration of voice, data and Internet based technology solutions to a wide range of customers. Intraco offers complementary IT solutions to clients on a local and regional basis. Intraco's targeted customers include small and mid-size companies in a wide range of industries including communications, health care, financial services, manufacturing, professional services and technology.

Intraco is currently seeking to execute an aggressive growth strategy which includes both internal (product, sales and marketing expansion) and external (mergers and acquisitions) strategies. Intraco is currently acquiring companies in the Telecommunications, Internet Development and Network Systems Integration areas. During June 1999, Intraco completed the acquisition of Page Telecomputing Inc., a Delray Beach, FL-based developer of telemarketing and call center computer telephony and Voice-over-IP applications.
The acquisition will increase Intraco's focus on computer telephony integration and allow it to best serve sales and marketing-oriented customers, such as insurance brokers, investment advisors, real estate agents, healthcare marketers and more who rely on intensive inbound and outbound phone activity. Page Telecomputing develops proprietary automated telemarketing software, including its Sales Call Software™, LINK™ Page Prospect!™ and SCRSLITE ™ for telecommunications facilities, sales offices, customer support centers and more.

Intraco's broad range of complementary IT business solutions includes the following services:
Voice over IP (VoIP) and Computer Telephony Integration (CTI)
High-end Web Application Development and Integration
Network and Systems Design and Implementation
IT Operational Support

Currently, Intraco is primarily serving customers in the Southeast region of the United States with a number of national and international customers. Intraco intends to extend its comprehensive service offerings nationally through strategic alliances. Intraco delivers IT solutions including services and support for all the major technology needs of its customers. This includes a variety of operating systems (Windows 95/98/NT, Tru-64 (Digital) Unix, NetWare, SunOS, Digital Open VMS, and HP-UX) on a variety of hardware platforms, (Intel, Sun, HP, and Compaq/Digital). In addition, Intraco supports its customers' hardware and software needs in such areas as the World Wide Web and high-end telephony services. The solutions developed often include a mix of hardware, software and services.

Market And Industry Overview

Since the mid-1980s, dramatic changes have occurred in the delivery of IT solutions to end users. The explosive growth of Web-enabled systems and client/server technology is changing the nature of the IT industry from servicing personal computer network systems to servicing high-powered servers with open platforms, scalable architectures, integrated applications, security, back-up and fail-safe operability issues. As the complexities of acquiring, sharing and managing information become a business-within-a-business for mid-sized companies, the corporate approach to IT management and deployment is changing significantly.

Businesses have been increasingly turning to outside organizations such as Intraco for the design, development, implementation, and support of IT systems. The United States market for IT services is expected to grow from approximately $85 billion in 1998 to approximately $150 billion in 2001. Due in part to the rapid pace of technological change, business solutions frequently are too sophisticated and complex for a business enterprise to undertake internally . The increased use of outside IT solutions firms is also being driven by competitive pressures requiring rapid implementation of new systems and the adverse effects of selecting inappropriate or outdated technology. Many companies have made strategic decisions to focus on core competencies, minimize fixed costs, reduce workforces, and defer investment in large IT staffs.

Intraco's Strategy

Intraco's objective is to service clients' strategic business needs by becoming their Communications Solutions Provider. Intraco intends to meet this objective through a combination of targeted strategic acquisitions and internal growth including the addition of new services and IT specialties. Intraco's acquisition strategy is to simultaneously expand its range of services while extending its geographic reach to the regions outside of the Southeast United States by acquiring existing, profitable businesses in the Telecommunications Interconnect, Internet Developers and Network Systems areas.

Intraco has identified three key growth categories of converging technologies that best serve existing and targeted customers: Internet Business Solutions, Computer Telephony Services, and Network and Systems Integration. Each of these areas complements the other as well as having distinct advantages and opportunities of its own.

Internet Business Solutions - This includes e-mail integration, website creation and design, management of website traffic, on-line marketing, Internet/intranet/extranet connectivity, database design, implementation and management, migration and web enabling of legacy systems, e-commerce applications, and traditional network and systems integration services. Internet solutions generate ongoing annuity revenue and profits through the use of annual support contracts. Intraco operates, updates and manages Internet sites for customers while increasing customer website traffic through on-line marketing.

Computer Telephony Services - Intraco provides a complete environment for businesses with the data information system as a backbone to all data processing and communications. Through Intraco, the customer has all components of their communications and information systems integrated into a seamless working environment. This convergence of data and voice technologies is commonly referred to as Computer Telephony Integration or CTI. For example, the phone system is fully integrated into the computer network, along with such functions as fax servers and page/messaging capabilities. This also includes video and sound transfer as well as voice recognition and automated attendant systems. The real value to the customer is in the delivery of a working business environment while improving the efficiencies and effectiveness of their operations.

Network and Systems Integration - For over nine years Intraco has provided enterprise level solutions that include complex systems, non-stop cluster-based computing environments, complete networks and a wide range of support services. These include 24x7 support and Y2K expertise for the traditional systems, legacy systems and networking markets.

Collectively these categories offer ongoing incremental sales opportunities as new technologies are introduced. Customers realize high value from the increased productivity and enhanced functionality inherent to these technologies. The combination of Voice, Data and Internet Development Services enable Intraco to exploit new market opportunities as well as maximize existing markets.

The Intraco Solution

Intraco offers clients a single source for Business Data and Communications solutions and services. Intraco has identified four sectors that constitute its current offerings. These sectors of Intraco's business and the services provided within each sector are:

Telephony Design and Integration Services

Design and integrate voice plus VoIP solutions
Design and integrate strategic corporate-wide voice solutions
Voice enabled web applications
Integration of CTI with PBX systems

Intraco seeks to maintain current knowledge of the attributes of all telecommunications systems, and to use this knowledge to develop systems for specific customer environments from simple key systems to complex voice/data communications systems. Intraco recognizes the importance of global communication, and has the ability to integrate LAN and WAN, data and voice communications, video conferencing, voicemail, and voice processing into the telecommunications infrastructure of' the future.

High-end Web Application Development and Integration Services

Design and integrate complex websites with sophisticated back-end systems Develop strategies for business to business applications
Web enabling existing back-end legacy systems and databases
Create and implement online marketing campaigns for increased web traffic Enhance current web presence by adding high tech features and functionality Expertise in e-commerce solutions and web enabling offline business models

Intraco offers fully interactive database development, eye-catching layouts and design, integration to legacy systems for web connectivity, scalable and robust e-commerce solutions, ongoing website maintenance, comprehensive intranet design and development, and methods to increase efficiency and streamline operations.

Network and Systems Design and Implementation Services

Local area network (LAN) and wide area network (WAN) client/server design and integration
Internet/intranet/extranet infrastructure design and integration
Voice and data communication infrastructure
Communication network solutions involving hubs, routers, DSU/CSUs and switches Capacity planning
Network performance management and monitoring
Connectivity and security services

Intraco delivers enterprise-wide turnkey IT business solutions by combining business knowledge with technical expertise concerning hardware, software, and support capabilities to achieve customer objectives. These solutions address customer needs for high bandwidth applications, from transaction processing to Internet commerce.

Intraco designs, develops, installs and supports full application-ready, distributed client/server computing platforms and integrates them into existing IT infrastructures. Capabilities include project planning, technology integration and installation that maximize system performance and delivery of computing solutions in the most cost-effective way, assuring flexible, open systems capable of integrating new technologies.

IT Engineering and Support Services

Outsourcing of IT professional services
Outsourcing of IT product procurement
Engineering and network management services
Warranty support - Help desk support
On-site and remote support services
Hardware and software maintenance and support
Facility infrastructure cabling and installation

Intraco provides both short and long-term technical expertise to address a wide range of network operation and project needs, including LAN and WAN design, installation, implementation, management, systems management, system administration, and support services.

Organizational Structure

Intraco operates with a decentralized management structure that enables it to deliver superior client service and a motivating environment for its operating companies. To minimize overhead, Intraco provides corporate management, marketing, finance, accounting, legal, management information systems, treasury, employee benefits (HR), and purchasing centrally.

Sales and Marketing

Intraco focuses its sales and marketing efforts on the small and mid-size business market sector in the U.S. where the demand for outsourced IT consulting services is strong and loyal. To develop new clients, Intraco uses a combination of sales, engineering and consulting sales services, including trade shows and professional seminars. Intraco will also be enhancing its own Websites (www.intraco.com and www.intracodirect.com) on an ongoing basis to provide easy, convenient, cost-effective access to information for customers.

Through the acquisition of Telecommunications Interconnects Intraco will expand its client base exponentially. The targeted acquisitions have a large base of business customers that are likely to utilize network connectivity to their existing telecommunications system. This distribution channel is utilized for the proactive introduction of new technologies as they become available.

Intraco has built relationships with many of the industry's leading technology manufacturers, including Compaq/Digital, HP, Nortel/Bay, Microsoft, Cisco, Oracle, Xyplex as well as others. These vendors provide a source of leads for Intraco, augment technical sales expertise, and offer additional name recognition for marketing events and programs.

The current sales management team at Intraco Systems has well over 100 years of combined experience in the technology industry providing a strong ability to understand existing and new technologies as well as the ability to determine how to create and deliver value from integrating various technologies.

Customers

Intraco currently has a significant installed customer base which provides a ready market for new and other emerging technologies. The profile of the installed customer base represents larger enterprise customers requiring a high degree of customized solutions. Clients include middle market and Fortune 1000 companies in a wide range of industries (including communications, healthcare, financial services, government, manufacturing, pharmaceuticals, professional services, and technology. Intraco has developed an aggressive promotional campaign to inform existing Intraco customers of these latest innovations. The following is a partial list of past and existing customers:

Gambro Health Care (previously REN Labs)     Encore Computer Products
Shell Oil                                    Novartis (previously Ciba Geigy)
INPHYNET Medical Management                  Tenix Pty
Internet Financial Network                   U.S.Plastics
Florida Atlantic University                  Vacation Break
Florida International University             Interim Services
Sensormatic                                  Security Plastics
Racal-Datacom                                Arvida

Competition

The IT solutions market is very competitive, subject to rapid change, and includes a large number of participants whose expertise covers an expansive range. Intraco faces extensive competition from large national providers who specialize in one or more of its target markets as well as from numerous smaller local competitors. Intraco's principal competitors include IKON Office Solutions, Inc., MicroAge Integration, Inc, National Business Group, Inc. and TotalTec Systems, Inc., all of which have significantly greater financial, technical and marketing resources, generate substantially higher revenues and have greater name recognition. Intraco believes the principal competitive factors in the segment of the industry in which it competes include scope of services, service delivery approach, technical and industry expertise, perceived value, objectivity and results orientation. Intraco believes that its ability to compete successfully against such competitors depends in part on a number of factors both within and outside of its control, including the ability to hire, retain and motivate senior IT consultants, competitors' pricing for comparable services, and the extent of competitors' responsiveness to customer needs. There can be no assurance that Intraco will be able to compete successfully in the future.

Relationship with Suppliers

Intraco has entered into dealer agreements with its major vendors/manufacturers. These agreements are typically subject to periodic renewal and to termination on short notice. Substantially all of Intraco's dealer agreements may be terminated by the vendor without cause upon 30 to 90 days advance notice, or immediately upon the occurrence of certain events. A vendor could also terminate an authorized dealer agreement for reasons unrelated to Intraco's performance. The loss of such a vendor/product line or the deterioration of Intraco's relationship with such a vendor/manufacturer would have a material adverse effect on Intraco.

Intraco has also established relationships with industry leaders relating to its services segment including the authorization to perform warranty and non-warranty repair work. Intraco's technical personnel currently have an aggregate of more than 40 certifications from major vendors.

Sales Arrangements

Most products and services are sold pursuant to written contracts with customers. These contracts typically establish prices for certain equipment and services and require short delivery dates for equipment and services ordered by the customer. These contracts do not require the customer to purchase microcomputer products or services exclusively from Intraco and may be terminated without cause upon 30 to 90 days notice.

Intraco generally provides its services to customers on a time-and-materials basis pursuant to written contracts or purchase orders. Intraco's arrangements with its customers generally can be terminated by either party with limited or no advance notice. Intraco also provides some of its services under fixed-price contracts. Fixed-price contracts are used when Intraco believes it can clearly define the scope of services to be provided and the cost of providing those services.

Human Resources

As a service provider, Intraco views its employees as the most valuable asset. Accordingly, a continuously evolving program has been implemented to encourage and sustain long-term employee retention. Intraco offers a competitive compensation package which includes, stock options, technical education, a progressive human resources program, and other competitive benefits designed to enhance long-term employee retention.

As of June 30, 1999, Intraco had a total staff of 21 employees, comprised of 7 technical professionals, 8 sales and marketing personnel and 6 administrative personnel. No employees are represented by a labor union or subject to a collective bargaining agreement. Management believes that employee relations generally are good.

Intraco's success will depend in large part upon the ability to attract, retain and motivate highly-skilled employees. Qualified technical professionals are in great demand and are likely to remain a scarce resource for the foreseeable future. However, management believes that Intraco has been successful in its efforts to attract, develop and retain the high-quality professionals needed to support present operations and future growth. Although Intraco expects to continue to attract sufficient numbers of highly-skilled employees and to retain senior personnel for the foreseeable future, there can be no assurance that Intraco will be able to continue to do so.

Intellectual Property Rights

Intraco relies on a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect proprietary rights and the proprietary rights of third parties. Intraco enters into confidentiality agreements with key employees, and limits the distribution of proprietary information.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of financial condition and results of operations contain some forward-looking statements. Forward-looking statements give Intraco's and management's current expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to anticipated operating results for the full year ended December 31, 1999, and anticipated cash flow, and to future actions, future performance or results of current and anticipated sales and marketing efforts, expenses, the outcome of contingencies such as legal proceedings, and other financial results. From time to time, Intraco or its management also may provide oral or written forward-looking statements in other materials released to the public.

Neither Intraco nor its management undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is advised, however, to consult any further disclosures made on related subjects in future SEC filings. Also note that there is a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to Intraco's business under this section. These are factors that could cause actual results to differ materially from expected and historical results. Other factors besides those listed could also adversely affect Intraco.

Overview

Intraco is a Communications Solution Provider ("CSP"), offering the integration of voice, data and internet based technology solutions to a wide range of customers. Intraco offers complementary IT solutions to clients on a local and regional basis. Intraco's targeted customers include small and mid-size companies in a wide range of industries including communications, health care, financial services, manufacturing, professional services and technology.

Intraco's consolidated financial statements do not give effect to the results of a business acquired in June 1999 in a business combination accounted for under the purchase method (the "Purchased Company") because it was after the date of the financial statements and is not considered material.

The report of Intraco's independent auditors for the year ended December
31, 1998 included a footnote that there is a substantial doubt about
Intraco's ability to continue as a going concern unless it can improve its sales or obtain additional financing. Management's plan to increase sales and obtain additional capital includes several specific actions. On the sales side, Intraco will place greater emphasis on systems, CTI, web development and services, as these areas have higher profit margins and represent more rapidly growing markets than traditional contract services. Intraco is also actively pursuing acquisitions that will add significantly to revenues and profits. For capital sourcing, Intraco will continue to seek private capital as well as public funds through the sale of its securities. Between November 1, 1998 and June 30, 1999, Intraco raised approximately $1,007,525 through sales of preferred and common stock.

Results Of Operations

The following table sets forth various items for the four months ended April 30, 1999(unaudited) and April 30,1998(unaudited).

Four months ended April 30, 1999 Compared to April 30, 1998

Note that the company did not perform monthly closings for 1998 and therefore all comparisons to 1998 are approximate.

Revenues. Revenues decreased 10.1% from $962,945 for 1998 to $865,739 for 1999. This decrease was primarily due to a $315,745 decrease in service contracts offset by an increase of $218,536 in systems and network revenue. As part of management's plan to restructure the Company and broaden the product offerings, the decision was made to discontinue low margin sales and offer more value added products and services.

Cost of revenues. Cost of revenues decreased $17,139 consistent with the decline in revenues.

Gross Profit. Gross profit decreased $80,067 consistent with the decline in revenues.

Selling, General and Administrative. Selling, general and administrative expenses increased $204,989 or 71.9%. This is due primarily to the investment in staff and facility to support the broader product offerings.

Interest Expense. Interest expense, net of interest income decreased $8,634 from net interest expense of $10,880 in 1998 to $2,246 in 1999.

Provision For Income Taxes. Intraco has an unused net operating loss carryforward of $663,000 for use on its federal and state income tax returns and thus has not reserved for any income taxes for 1999.

Net Loss. As a result of the foregoing, Intraco reported a net loss of ($259,382) in 1999 and a profit of $17,040 in 1998.

Year Ended December 31, 1998 Compared To December 31, 1997

Revenues.  Consolidated revenues decreased 23.9% from $3,556,177 for 1997 to $2,704,931 for 1998. This decrease was primarily due to a $1,039,037 decrease in revenues from system and network design and installation, offset by a $187,791 increase in service contract revenues. As part of management's plan to restructure Intraco and broaden the product offerings, the decision was made to focus on higher margin sales.

Cost of revenues. Cost of revenues decreased $839,949 or 32.2% from $2,606,669 for 1997 to $1,712,720 for 1998. Cost of systems were $638,885 or
51.2% of systems revenues in 1998 compared to $1,443,080 or 63.1% of systems revenue in 1997. Cost of service contracts were $1,073,835 or 73.7% of service contract revenue in 1998 compared to $1,163,589 or 91.7% in 1997. This improvement in the cost of product ratio to sales is the result of the action described above.

Gross profit. Gross profit increased $42,703 or 4.5% from $949,508, or 26.7% of revenues, for 1997 to $992,211, or 36.7% of revenues, for 1998. This increase in gross profit as a percentage of revenues was due to a higher concentration of business in projects and sales of higher margin items.

Selling, general and administrative. Selling, general and administrative expenses decreased $78,369 or 7.0% from $1,116,198, or 31.4% of revenues, for 1997 to $1,037,829, or 38.4% of revenues, for 1998.

Interest expense. Interest expense, net of interest income, increased $30,004 from net interest expense of $4,573 in 1997 to $34,577 in 1998. The increase was due primarily to the conversion of accounts payable due Digital Equipment Corp into a note with interest at 10%.

Provision for income taxes. Intraco has an unused net operating loss carryforward of $663,000 for use on its federal and state income tax returns and thus has not reserved for any income taxes for 1998. Until May 1997 Intraco was taxed as an S Corporation.

Net loss. As a result of the foregoing, Intraco reported a net loss of $80,195 in 1998 and $171,263 in 1997.

Liquidity And Capital Resources

At December 31, 1998, Intraco had current assets of $273,930, consisting of cash, accounts receivable, inventory and prepaid expenses, and current liabilities of $981,071, consisting of payables, deferred revenues, deposits and notes payable. This resulted in a working capital deficit of $707,141. Intraco's capitalization, defined as the sum of long-term debt and stockholders' equity, at December 31, 1998, was $ ($390,207).

At April 30, 1999, Intraco had current assets of $708,345, consisting of cash, accounts receivable, inventory and prepaid expenses, and current liabilities of $1,196,421, consisting of payables, deferred revenues, deposits and notes payable. This resulted in a working capital deficit of $488,076. Intraco's capitalization, defined as the sum of long-term debt and stockholders' equity, at April 30, 1999, was $ ($532,391).

During 1998, net cash used in operating activities was $116,730. Accounts receivable decreased by $185,727 due to timing of completion of several sales and improved collection efforts and accounts payable is decreased by $143,236 due to timing of purchases and the conversion of the Digital Equipment payable to a note. Deferred revenue decreased by $441,559 as a result of Intraco completing performance of contracts entered into in prior periods and recognizing the revenues in 1998. Net cash used in investing activities was $58,058 due to the purchase of property and equipment. Net cash used in financing activities was $48,001 as Intraco realized 218,800 for the issuance of stock, offset by $110,107 of costs in connection with these issuances and the repayment of $156,694 of long-term debt. As a result, Intraco realized a net decrease in cash of $222,789.

During the 1999 period, net cash used in operating activities was $94,328. Accounts receivable increased by $166,233 due to timing of completion of several sales and improved collection efforts and accounts payable is decreased by $387,813 due to timing of purchases and the conversion of the Digital Equipment payable to a note. Deferred revenue decreased by $70,322 as a result of Intraco completing performance of contracts entered into in prior periods and recognizing the revenues in 1999. Net cash used in investing activities was $2,420 due to the purchase of property and equipment. Net cash provided by financing activities was $177,380 as Intraco realized 737,663 for the issuance of stock, offset by $202,964 of costs in connection with these issuances and the repayment of $73,074 of long-term debt and costs of our recapitalization of $283,153. As a result, Intraco realized a net increase in cash of $80,632.

At December 31, 1998, Intraco had approximately $420,212 of outstanding debt to Digital Equipment Corporation, of which $306,526 was classified as short-term. The notes are payable in monthly installments ranging from $12,000 to $39,000, bear interest at 10% and have a final maturity date of March 2000. These notes are secured by all of Intraco's assets. At April 30, 1999 the then full amount of $347,142 of this debt was treated as short-term.

In order to meet its liquidity requirements for the remainder of 1999, Intraco will be required to raise additional capital. Intraco is working with several financing sources to raise additional capital. If Intraco is unsuccessful in raising cash, it may have to curtail or restructure operations.

Year 2000 Readiness Disclosure Statements

Historically, many computer programs have been written using two digits rather than four to define the applicable year. This could lead, in many cases, to a computer recognizing a date ending in "00" as 1900 rather than the year 2000. This phenomenon could result in major computer system failures or miscalculations, and is generally referred to as the "Year 2000" problem.

Intraco is currently in the process of assessing its exposure to the Year 2000 problem and will establish a detailed response to any exposure that may be identified. Generally, Intraco has Year 2000 exposure in three areas: (1) Information Technology ("IT") Related Systems--financial and management computerized operating systems used to manage Intraco's business; (2) Non-IT Related Systems-- equipment with "embedded chips" used by Intraco, including telephone and building security systems; and (3) Third Parties--computer systems used by third parties, in particular customers and suppliers of Intraco.

Although Intraco, based on its analysis to date, does not believe that it will incur any material costs or experience material disruptions in its business, related to the Year 2000 problem, there can be no assurances that Intraco or its third parties, customers or suppliers will successfully become Year 2000 compliant on a timely basis and thus will not experience serious unanticipated negative consequences or material costs. Undetected errors or defects in the technology used for Intraco's systems, which include hardware and software, and defects in the systems of Intraco's third parties, could cause these consequences. The most likely worst case scenario would include hardware failure, software failure resulting in an inability to receive orders from customers or shipments from suppliers or to bill customers and pay suppliers, and failure of infrastructure services provided by third parties (such as phone systems and building security systems).

Factors That May Affect Future Results

The following important factors, among others, could cause actual results to differ from those indicated in forward-looking statements made in this document. The following factors contain some forward-looking statements. Forward-looking statements give current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to our anticipated operating results for the year ending December
31, 1999, and our anticipated cash flow and to future actions, future performance or results of current and anticipated sales and marketing efforts, expenses, the outcome of contingencies, and other financial results. From time to time, Intraco or its management may provide oral or written forward-looking statements in other materials released to the public.

Any or all forward-looking statements in this document and in any other public statements made may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

Neither Intraco nor its management undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is advised, however, to consult any further disclosures made on related subjects in future filings with the SEC.

History of Losses

Intraco has reported a net loss for each of the last two years. We cannot assure you that we will report a profit for 1999 or for future years.

Need For Additional Capital

Intraco must raise additional capital in the near term to continue its business plan. Intraco is working with several financial sources to raise additional capital but there are no guarantees that Intraco will be able to raise sufficient capital on a timely basis and on reasonable terms.

Rapid Growth

Intraco intends to continue to pursue both acquisitions and internal growth opportunities as part of its business strategy. Management cannot assure the reader that Intraco will be successful in achieving rapid growth in the future. Intraco expects that more of its future growth will result from acquisitions. Intraco recently completed a small acquisition, is negotiating several more and continues to evaluate expansion and acquisition opportunities that would complement our ongoing operations. There can be no assurance that Intraco will be able to identify, acquire or profitably manage additional companies or successfully integrate additional businesses into Intraco without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that would justify the investment. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on Intraco's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on Intraco's operations and financial results.

Manufacturer Market Development Funds

Several manufacturers offer market development funds, cooperative advertising and other promotional programs to computer resellers such as Intraco. Intraco utilizes these programs to fund some of its advertising and promotional programs. The funds received from manufacturers are offset directly against the expense, thereby reducing selling, general and administrative expenses and increasing net income. While these programs have been available to Intraco in the past, there is no assurance that these programs will be continued. Any discontinuance or material reduction of these programs could have an adverse effect on Intraco's operations and financial results.

Management Information System

Intraco relies upon the accuracy and proper utilization of its management information system to provide timely distribution services, manage its inventory and track its financial information. To manage its growth, Intraco is continually evaluating the adequacy of its existing systems and procedures (including Year 2000 issues) and continues to update and integrate critical functions. Intraco anticipates that it will regularly need to make capital expenditures to upgrade and modify its management information system, including software and hardware, as Intraco grows and the needs of its business change. There can be no assurance that Intraco will anticipate all of the demands which its expanding operations will place on its management information system. The occurrence of a significant system failure or Intraco's failure to expand or successfully implement its systems could have a material adverse effect on Intraco's operations and financial results.

Dependence On Technical Employees

The success of Intraco's services business, in particular its network and integration services, depends in large part upon Intraco's ability to attract and retain highly skilled technical employees in competitive labor markets. There can be no assurance that Intraco will be able to attract and retain sufficient numbers of skilled technical employees. The loss of a significant number of Intraco's existing technical personnel or difficulty in hiring or retaining technical personnel in the future could have a material adverse effect on Intraco's operations and financial results.

Inventory Management

The information technology industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. While most of the inventory stocked by Intraco is for specific customer orders, inventory devaluation or obsolescence could have a material adverse effect on Intraco's operations and financial results. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of inventory devaluation, although such policies are subject to change at any time and there can be no assurance that such price protection will be available to Intraco in the future. During fiscal 1998, many manufacturers reduced the number of days for which they provided price protection. Also, Intraco currently has the option of returning inventory to certain manufacturers and distributors, subject to certain limitations. The amount of inventory that can be returned to manufacturers without a restocking fee varies under Intraco's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that new product developments will not have a material adverse effect on the value of Intraco's inventory or that Intraco will successfully manage its existing and future inventory. In addition, Intraco stocks parts inventory for its services business. Parts inventory is more likely to experience a decrease in valuation as a result of technological change and obsolescence and there are no price protection practices offered by manufacturers with respect to parts.

Dependence On Key Personnel

The success of Intraco is dependent on the services of Jack Berger its President and Chief Executive Officer and other key personnel. The loss of the services of Mr. Berger or other key personnel could have a material adverse effect on Intraco's business. Intraco has entered into employment agreements with certain of its key personnel, including Mr. Berger. Intraco's success and plans for future growth will also depend on its ability to attract and retain highly skilled personnel in all areas of its business. Intraco does not currently maintain key man life insurance policies for any of its officers or other personnel.


Backlog

Intraco does not have a significant backlog of business since it normally delivers and installs products purchased by its customers within 30 days from the date of order. Accordingly, backlog is not material to Intraco's business or indicative of future sales. From time to time, Intraco experiences difficulty in obtaining products from its major vendors as a result of general industry conditions. These delays have not had, and are not anticipated to have, a material adverse effect on Intraco's results of operations.

Growth Through Acquisitions

Acquisitions are expected to contribute significantly to Intraco's growth. Intraco believes that acquisitions are one method of increasing its presence in existing markets, expanding into new geographic markets, adding experienced service personnel, gaining new product offerings and services, obtaining more competitive pricing as a result of increased purchasing volumes of particular products and improving operating efficiencies through economies of scale. In recent years, there has been consolidation among providers of microcomputer products and services and Intraco believes that this consolidation will continue, which, in turn, may present additional opportunities for Intraco to grow through acquisitions. Intraco continually seeks to identify and evaluate potential acquisition candidates. Intraco is currently engaged in preliminary discussions with potential acquisition candidates. Although it has no binding commitments to acquire such candidates, management believes that Intraco may acquire one or more of these candidates in the future.

The consideration for these acquisitions may consist of cash, stock and/or notes. The stock may cause dilution to current stockholders.

Integration Of Acquisitions

Integration of acquisitions may involve a number of risks that could have a material adverse effect on Intraco's operating results and financial condition, including: restructuring charges associated with the acquisitions and other expenses associated with a change of control; non-recurring acquisition costs such as accounting and legal fees; investment banking fees; amortization of acquired intangible assets; recognition of transaction-related obligations and various other acquisition-related costs; diversion of management's attention; difficulties with retention, hiring and training of key personnel; and risks of incurring unanticipated problems or legal liabilities.

Although Intraco conducts due diligence, hires outside independent financial and accounting consultants, and generally requires representations, warranties and indemnifications from the former owners of acquired companies, there can be no assurance that such owners will have accurately represented the financial and operating conditions of their companies. If an acquired company's financial or operating results were misrepresented, or the acquired company otherwise fails to perform as anticipated, the acquisition could have a material adverse effect on the operating results and financial condition of Intraco.

Variability Of Quarterly Operating Results

Intraco has experienced, and may in the future continue to experience, fluctuations in its quarterly operating results. Factors that may cause Intraco's quarterly operating results to vary include the number of active client projects, the requirements of client projects, the termination of major client projects, the loss of major clients, the timing of new client engagements, and the timing of personnel cost increases. Certain of these factors may also affect Intraco's personnel utilization rates which may cause further variation in quarterly operating results. The timing of revenues is difficult to forecast because Intraco's sales cycle is relatively long and Intraco's services are impacted by both the financial condition and management decisions of its clients and general economic conditions. Because a high percentage of Intraco's expenses are relatively fixed at the beginning of any period and Intraco's general policy is to not adjust its staffing levels based upon what it views as short-term circumstances, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular period. In addition, many of Intraco's engagements are, and may be in the future, terminable by its clients without penalty. A termination of a major project could require Intraco to maintain under-utilized employees, resulting in a higher than expected percentage of unassigned professionals, or to terminate the employment of excess personnel. Due to all of the foregoing factors, there can be no assurance that Intraco's results of operations will not be below the expectations of investors for any given fiscal period or periods.

Dependence On Major Customers

During 1998, approximately 29% of Intraco's total net sales and revenues were derived from one customer and 65% from our top 10 customers.

Attraction And Retention Of Employees

Intraco's business involves the delivery of professional services and is labor intensive. Intraco's success depends in large part on its ability to attract, develop, motivate, and retain technical professionals. At June 30, 1999 approximately 33% of Intraco's employees were technical professionals. Qualified technical professionals are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that Intraco will be able to attract and retain sufficient numbers of technical professionals in the future. An increase in turnover rates could have a material adverse effect on Intraco's business, including its ability to secure and complete engagements and obtain new business, which could have a material adverse effect on Intraco's operating results and financial condition.

Rapid Technological Change
As with all IT solutions companies, Intraco's success will depend in part on its ability to develop IT solutions that keep pace with continuing changes in IT, evolving industry standards and changing client preferences. There can be no assurance that Intraco will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, Intraco will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render Intraco's services noncompetitive or obsolete. Intraco's failure to address these developments could have a material adverse effect on Intraco's operating results and financial condition.

Material Amount Of Goodwill And Intangibles

If Intraco completes a significant number of acquisitions, it may be required to record a significant amount of goodwill. Goodwill represents the excess of cost over the fair market value of net tangible and identified intangible assets acquired in business combinations accounted for under the purchase method of accounting. In addition, Intraco will be required to periodically evaluate the recoverability of goodwill by reviewing the anticipated undiscounted future cash flows from the operations of the acquired companies and comparing such cash flows to the carrying value of the associated goodwill. If goodwill becomes impaired, Intraco would be required to write down the carrying value of the goodwill and incur a related charge to its income. A reduction in net income resulting from the amortization or write down of goodwill could have a material and adverse impact upon the market price of Intraco Common Stock.

Effect Of Anti-Takeover Provisions

The Intraco Board has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by Intraco stockholders. The rights of the holders of Intraco Common Stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. While Intraco has no present intention to issue shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Intraco and entrenching current management. In addition, such preferred stock may have other rights, including economic rights senior to those of the Intraco Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Intraco Common Stock.

A number of provisions of Intraco's Amended and Restated Certificate of Incorporation and By-Laws and the Nevada General Corporation Law relating to matters of corporate governance, certain rights of directors, and the issuance of preferred stock without stockholder approval, may be deemed to have and may have the effect of making more difficult, and thereby discourage a merger, tender offer, proxy contest or assumption of control and change of incumbent management, even when stockholders other than Intraco's management or principal stockholders consider such a transaction to be in their best interest.

Intellectual Property Rights

Intraco's success is dependent in part on methodologies used in designing, installing and integrating computer software and systems and other proprietary intellectual property rights. Intraco relies on a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect their proprietary rights and the proprietary rights of third parties, enter into confidentiality agreements with their key employees, and limit distribution of proprietary information. There can be no assurance that the steps taken in this regard will be adequate to deter misappropriation of proprietary information or that Management will be able to detect unauthorized use and take appropriate steps to enforce the intellectual property rights.

Although Intraco believes that its services do not infringe the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, Intraco is subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require Intraco to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of an asserted infringement claim.

Intraco owns no trademarks or patents. Although Intraco's various dealer agreements do not generally allow Intraco to use the trademarks and trade names of these various manufacturers, the agreements do permit Intraco to refer to itself as an "authorized representative" or an "authorized service provider" of the products of those manufacturers and to use their trademarks and trade names for marketing purposes. Intraco considers the use of these trademarks and trade names in its marketing efforts to be important to its business.

ITEM 3. DESCRIPTION OF PROPERTY

Intraco's corporate headquarters are located in approximately 6,800 square feet of leased office space in Boca Raton, Florida. The lease expires in October, 2003 and provides for annual payments ranging from $84,060 in the first year to $98,431 in the fifth year. Intraco has two 5-year renewal options.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Common Stock of Intraco, beneficially by each person owning more than 5% of such common shares and the directors and executive officers, and by all officers and directors, as a group.

Name and Address of           Amount and Nature of        Percent of Class
Beneficial Owner (1), (2)     Beneficial Ownership          Outstanding
Jack S. Berger                    8,109,000                     63%

Robert G. Hildreth, Jr.             20,0000                    .15%

Vestar Capital, Inc.                891,000                   6.87%

All Officers and Directors
  as a Group                      8,129,000                  63.15%
 (3 persons)

(1) Except as indicated, the address of each person named in the table is c/o Intraco Systems, Inc., 3998 Florida Atlantic University Boulevard, Suite 210, Boca Raton, Florida 33431

(2) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed, which include shares of common stock that such persons have the right to acquire a beneficial interest within 60 days from the date of this Report.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors and executive officers of Intraco are set forth below. All directors and officers hold office for one year or until their successors have been elected and qualified. Vacancies in the existing board are filled by majority vote of the remaining directors.


Name                     Age     Position (s) Held
Jack S. Berger           45      President, Secretary and Director
Robert Marcus            56      Chief Financial Officer and Treasurer
Carlos A. Munoz          46      Vice President of Technology Services
Robert G. Hildreth, Jr.  61      Director


Jack S. Berger has been Chief Executive Officer, President, and a
Director of Intraco since its inception in 1990. Mr. Berger has over 20 years of experience in the domestic and international computer systems industry. During this time he has been involved in systems design, production control, domestic sales and marketing, international sales and marketing and field service for systems installation, maintenance, both on-site and off-site support, management and training. This combination of experiences gives Mr. Berger a keen understanding of all aspects of the computer industry.

Robert Marcus joined Intraco in January 1999 as Chief Financial Officer and Treasurer. Prior to this he was a partner in American Imprints, LLC, an advertising specialty company, from 1996 to 1998, chief executive officer of In-Store Opportunities, Inc., a marketing and display company serving major food manufacturers, from 1991 to 1996 and Chief Financial Officer from 1988 to 1990, Chief Operating Officer and Chief Financial Officer of Pioneer Communications Network, a publicly- traded publishing company, from 1985 to 1988. He previously worked for the Xerox Corporation from 1972 to 1985, in the Information Resources Group in various positions including Manager of Business Development & Manager of Financial Planning & Analysis.

Carlos Munoz joined Intraco in 1998 as Vice President of Engineering
Services and oversees project management and engineering personnel. He is a senior level systems and design engineer with a broad base of experience. Prior to joining Intraco he was with Digital/Compaq since 1980, most recently as the NT Server Technical Marketing Manager. He was responsible for providing high level support for sales campaigns, project management, PC Server business, product marketing and training for WNT business on Intel and Alpha. He was also responsible for new Intel and Alpha product line promotions and projects. He coordinated Benchmarks, Demos, Events and Product Presentations in the US, Latin America, Central America and the Caribbean with Oracle, Novell, and Microsoft and promoted NT/E, MS Clusters Digital Clusters, Oracle Failsafe and Network Management Tools. Mr. Munoz has developed business plans and marketing strategies while interfacing with Product Managers for information of forecast, margins and discounts of new products. He has certifications with Microsoft MCSE, Novell CNE, DIGITAL/COMPAQ (VMS, PathWorks, Networks, Servers, and Clusters). He has First Class FCC and Electrician licenses.

Robert G. Hildreth, Jr. has been a director since May 1999. He is currently president of Hildreth Associates, a consulting firm, and was formerly the international director of the law firm of LeBouef, Lamb, Leiby & McRae, a senior utility advisor to Goldman Sachs Co., a Managing Director of Investment Banking for Merrill Lynch and a director of Merrill Lynch International Bank in London.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensations Table

The following table sets forth information concerning compensation for 1996-1998 received by the Chief Executive Officer (the "CEO").


                                                           Long
Term                                              Annual Compensation
Compensation

 Securities
Name and               Fiscal                    Other Annual   Underlying
Principal Position      Year   Salary     Bonus  Compensation  Options/SARs
Jack S. Berger, Pres.    1998  $137,800    -0-         -0-         -0-
Jack S. Berger, Pres.    1997  $ 99,900    -0-         -0-         -0-
Jack S. Berger, Pres.    1996  $ 91,500    -0-         -0-         -0-


Compensation of Directors

Non-employee directors of Intraco do not receive cash compensation for their services. Mr. Hildreth was granted options to purchase 20,000 shares of common stock at an exercise price of $.25 in October 1998.

Employment Agreements

Intraco entered into a three-year employment agreement with Jack S. Berger, effective as of January 1, 1998, pursuant to which he serves as Intraco's president, secretary, and treasurer. The agreement provides for an annual salary of $137,800, payable in installments according to Intraco's regular payroll schedule. The base salary shall be adjusted at the end of each year of employment at the discretion of the board of directors.

The agreement also provides that Mr. Berger's employment may be terminated at Intraco's discretion during the initial term, provided that Intraco shall pay Mr. Berger an amount equal to payment at his base salary rate for the remaining period of the initial term, plus an amount equal to 50% of his base salary. In the event of such termination, Mr. Berger is not entitled to any incentive salary payment of any other compensation then in effect, prorated or otherwise. At its discretion, Intraco may also terminate Mr. Berger any time after the initial term, provided that in such case Mr. Berger shall be paid 50% of his then applicable base salary. In the event of such termination, Mr. Berger shall not be entitled to receive any incentive salary payment or any other compensation then in effect, prorated or otherwise.

The agreement may also be terminated by Mr. Berger at his discretion by providing at least 30 days prior written notice to Intraco, in which case Intraco may immediately relieve Mr. Berger of all duties and immediately terminate the agreement, provided that Intraco shall pay Mr. Berger at the then applicable base salary rate to the termination date included in Mr. Berger's original termination notice.

In the event that Mr. Berger is in breach of any material obligation owed to Intraco, habitually neglects the duties to be performed under the agreement, engages in any conduct which is dishonest, damages the reputation or standing of Intraco, or is convicted of any criminal act or engages in any act of moral turpitude, then Company may terminate the agreement upon five days notice to Mr. Berger. In the event of such termination, Mr. Berger shall be paid only at the then applicable base salary rate up to and including the date of the termination, and shall not be paid any incentive salary payments or other compensation, prorated or otherwise.

Intraco entered into a three-year employment agreement with Robert Marcus, effective as of January 18, 1999, pursuant to which he serves as Intraco's Chief Financial Officer. The agreement provides for a base salary of $84,000 during the first year. Upon the first anniversary of the consummation of this agreement, the compensation will be reviewed and raised to a salary base of $10,000 per month provided that Intraco has grown to an annual run rate of $15,000,000 gross revenues and a profitability of at least 8% net before taxes measured over the average of the preceding 90 days of operations. Further increases will be at the discretion of the board of directors.

The agreement provides that Mr. Marcus's employment may be terminated at Intraco's discretion during the initial term, provided that Intraco shall pay Mr. Marcus an amount equal to payment at his base salary rate for the remaining period of the initial term. In the event of such termination, Mr. Marcus shall not be entitled to any incentive salary payment of any other compensation then in effect, prorated or otherwise. The agreement may also be terminated by Mr. Marcus at his discretion, according to the same terms and conditions applicable to Mr. Berger, described above.

In the event that Mr. Marcus is in breach of any material obligation owed to Intraco, habitually neglects the duties to be performed under the agreement, engages in any conduct which is dishonest, damages the reputation or standing of Intraco, or is convicted of any criminal act or engages in any act of moral turpitude, Intraco may terminate the agreement upon the same terms and conditions applicable to Mr. Berger, as described above.

In recognition of the potential value of Mr. Marcus to Intraco and to induce him to forego other employment opportunities, Intraco agreed to issue to Mr. Marcus an option to purchase 200,000 shares of Intraco common stock. The option to purchase 100,000 shares is exercisable by Mr. Marcus on January 18th of the years 2000 and 2001, at a purchase price of $.25 per share, and expires January 18, 2004.

Intraco entered into an employment agreement with Carlos Munoz, effective as of January 4, 1998, through December 31, 1999, pursuant to which he serves as Intraco's Vice-President of Technology Services. The agreement provides for a base rate of $75,000 per annum effective July 1, 1999, with an increase to $80,000 per annum effective October 1, 1999.

Compensation Committee Interlocks and Insider Participation

Intraco had no compensation committee during 1998. Intraco anticipates forming and implementing a compensation committee during 1999.

Stock Option Plan

Intraco's stock option plan currently authorizes the award of up to 2,000,000 shares of common stock in the form of stock options As of June 1, 1999, stock options to purchase 1,127,500 shares of common stock were outstanding under the plan. Accordingly, 872,500 shares of common stock are available for future awards under the plan. The purpose of the plan is to enable Intraco to attract and retain qualified and competent employees and to enable such persons to participate in the long-term success and growth of Intraco by giving them an equity interest in Intraco, and to enable Intraco to pay all or part of the compensation of the directors of Intraco other than a director who is an officer or employee of Intraco, and to provide consultants and advisors with options to purchase shares of Intraco's common stock, thereby increasing the proprietary interest in Intraco.

All employees of Intraco are eligible to be granted awards under the plan. Consultants of and advisors to Intraco are eligible to be granted awards under the plan if their services are of a continuing nature or otherwise contribute to the long-term success and growth of Intraco.

The participants under the plan shall be selected from time to time by the board of directors, or if constituted by the board of directors, by the compensation committee, in its sole discretion, from among those eligible.

In granting options, the compensation committee considers current levels of compensation, the need to provide incentives to particular employees, past performance, comparison to employees at comparable companies holding similar positions and Intraco's overall performance.

The plan is administered by the compensation committee, currently the board of directors or such other committee of directors as the board shall designate. The committee makes all decisions or determinations by either a majority vote of its members at a meeting or by the unanimous written approval of its members. The committee may adopt, alter or repeal any administrative rules, guidelines and practices for carrying out the purposes of the plan.
The committee has the right to determine, among other things, the persons to whom awards are granted, the terms and conditions of any awards granted, the number of shares of common stock covered by the awards, the exercise price of options and the term thereof.

The exercise price, term and exercise period of each stock option shall be fixed by the committee at the time of grant. Notwithstanding the fixed option price, no incentive stock option shall (i) have an option price which is less than 100% of the fair market value of the common stock on the date of the award of the stock option and, in the case of an Incentive Stock Option granted to a 10% shareholder, the per share exercise price will not be less than 110% of the fair market value, (ii) be exercisable more than ten years after the date such incentive stock option is awarded, or (iii) be awarded more than ten years after the plan is adopted by the board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, Intraco has loaned funds to and sold products to Intraco, Ltd., which is owned by Jack Berger, Intraco's president. In 1997 Intraco sold $216,000 and received cash payments of $82,590 and in 1998 sold $235,255 and received cash payments of $199,126. The remaining $123,059 was converted in a note receivable bearing interest at 6% per annum and payable in 36 monthly installments. This note is current.

In May 1997, Intraco entered into a consulting agreement with Vestar
Capital Corporation pursuant to which Vestar provides organizational and strategic planning services. Vestar has assisted Intraco with an internal reorganization in 1998 and assisted in the identification of potential acquisitions. The compensation under this agreement provided for monthly fees of $3,000 through February 1998, and $1,650 per week thereafter. Vestar was also issued 891,000 shares of common stock, which represented 9.9% of the then-outstanding shares, and had the right to be issued warrants to maintain its 9.9% interest for all issuances of capital stock until May 2000 as an anti-dilution provision. During March 1999, Intraco issued to Vestar warrants to purchase 150,000 shares of common stock at $0.25 per share in exchange for the cancellation of the anti-dilution clause of its 1997 agreement.

In April 1999, Intraco completed an exchange agreement with Custom Touch Electronics, Inc. ("CTE"), a Nevada corporation with no material operations whose common stock traded on the OTC Bulletin Board, pursuant to which all outstanding shares of Intraco capital stock were exchanged for 10,531,500 CTE shares. The prior shareholders and promoters of CTE hold 2,429,489 shares and the Intraco shareholders at the time of the exchange hold 10,531,500 shares. As a result, Intraco Systems became a wholly-owned subsidiary of CTE and CTE changed its name to Intraco Systems, Inc. A total of 1,487,298 shares were issued to Jensen Services and Associates for services associated with the exchange agreement.

In April 1999, Intraco entered into an agreement with H&J Investments to sell on its behalf 866,000 shares of Common Stock at $1.00 per share to non-U.S. investors. H&J issued to Intraco a 12-month note in the principal amount of $866,000, of which $325,000 has been paid as of August 1, 1999.

ITEM 8. DESCRIPTION OF SECURITIES

Intraco's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, 12,960,989 shares of which are issued and outstanding. The outstanding shares of Common Stock are fully paid and non-assessable. Intraco is further authorized to issue up to 10,000,000 shares of "blank check preferred stock," par value $0.001 per share, 748,500 shares of which are issued and outstanding as of the date hereof.

Common Stock

The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of stockholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. Current holders of Intraco's Common Stock, will have majority voting control. As a result, such persons will be in the position to effectively control the affairs of Intraco.

Upon any liquidation, dissolution or winding-up of Intraco, the assets of Intraco, after the payment of Company debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock which may then be outstanding, if at all, will be distributed pro-rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of Intraco and have no right to require Intraco to redeem or purchase their shares.

Holders of Intraco's Common Stock are entitled to receive such dividends as the board of directors may from time to time declare to be paid in accordance with Nevada law and if Intraco has sufficient surplus or net earnings. Intraco has never paid cash dividends. Intraco seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Intraco may issue substantial additional shares of its Common Stock in the future for such valid corporate purposes, as management may, in its sole discretion, determine, which would then cause substantial dilution to Intraco's then Common Stockholders.

Preferred Stock

Intraco's Board of Directors are authorized to issue such preferred stock in one or more series and to fix the voting powers and the designations, preferences and relative, participating, optional or other rights and restrictions thereof. Accordingly, Intraco may issue one or more series of preferred stock in the future that will have preference over its Common Stock with respect to the payment of dividends and upon its liquidation, dissolution or winding up or have voting or conversion rights which could adversely affect the voting power and percentage ownership of the holders of the Common Stock.

Intraco has designated 10,000,000 shares of Preferred Stock as Series A Convertible Redeemable Preferred Stock, of which 748,500 shares are currently outstanding. Each share is convertible into one share of Common Stock, subject to adjustment in certain circumstances. Each share of Series A Preferred Stock is entitled to receive a cumulative dividend of 7% per annum, payable quarterly. Each share has a liquidation value of $1.00. The shares may be redeemed at Intraco's option at any time for $1.00 per share. Each share of Preferred Stock is entitled to one vote per share, and the Series A Preferred Stock will vote as a class with the Common Stock except as required by law.

Warrants

Intraco has issued warrants to purchase 150,000 shares of common stock at $0.25 per share to Vestar Capital Corporation which represent all currently issued warrants.

PART II

ITEM 1.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

(A) MARKET INFORMATION

Intraco's Common Stock has been listed for trading on the OTC Bulletin Board under the symbol "INSY" since April 29, 1999. Intraco does not believe that there was any trading activity in the CTE Common Stock in 1997 and 1998. The following table shows the high and low bid prices for the Common Stock during the period from April 29 , 1999 (the date of initial quotation on the OTC Bulletin Board) through June 30, 1999. Intraco believes that these quotations reflect inter-dealer prices, without retail mark- up, mark-down or commission, and may not represent actual transactions.

                                       HIGH                  LOW
April 29 through June 30, 1999        $7.75                 $1.50
July 1 through August 5, 1999         $5.00                 $1.125

(B) HOLDERS

At June 30, 1999, there were approximately 365 holders of record of Intraco's common stock. Intraco believes the number of beneficial owners of its common stock is in excess of 360. There were 63 holders of Series A Preferred Stock.

(C) DIVIDENDS

Intraco has paid $1,092 of dividends on the Series A Preferred Stock in 1999. Intraco has not paid dividends on its common stock and does not intend to pay dividends for the foreseeable future. Intraco intends to retain earnings, if any, to finance the development and expansion of its business. Payment of dividends in the future will depend, among other things, upon Intraco's ability to generate earnings, its need for capital and its overall financial condition. As part of the Preferred Stock sold during 1999, Intraco created a capital pool to assure investors of dividend payments during the first year regardless of profitability or other circumstances.

ITEM 2.  LEGAL PROCEEDINGS

Intraco is not a party to any legal proceedings which individually or in the aggregate, is believed to be material to Intraco's business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In November 1998, Intraco sold an aggregate of 665,,200 shares of Common
Stock for gross proceeds of $166,300 to 33 accredited investors in an offering exempt from registration pursuant to Rule 504 promulgated pursuant to the Securities Act of 1933. From December 1998 through April, 1999, Intraco sold an aggregate of 748,500 shares of Series A Preferred Stock for gross proceeds of $748,500 to 63 accredited investors in an offering exempt from registration pursuant to Rule 506 and Regulation S promulgated pursuant to the Securities Act of 1933. Primex Securities, Inc. acted as placement agent and received $97,305 for commissions.

In April 1999, Intraco entered into an agreement with H&J Investments to sell on its behalf 866,300 shares of Common Stock at $1.00 per share to non-U.S. investors. H&J issued to Intraco a 12-month note in the principal amount of $866,300, of which $300,000 has been paid as of July 31, 1999.

In May 1997 Intraco issued 891,000 shares to Vestar Capital in exchange for services pursuant to a consulting agreement. In April 1999, in connection with the transaction pursuant to which Intraco became a subsidiary of CTE, an aggregate of 1,487,298 shares of Common Stock was issued to Jensen Services and Associates for services rendered in connection with the transaction.
This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

In 1996, CTE issued an aggregate of 3,600,000 shares of Common Stock for services to Terry Nish (3,000,000) and Duane Ford (600,000) and 10,000,000 shares for cash at a purchase price of $.001 per share.
In 1997, CTE issued an aggregate of 5,000,000 shares of Common Stock for services to Terry Nish.

In 1998, CTE issued an aggregate of 5,200,000 shares of common stock for services to Terry Nish (4,000,000) and Cecil McCray (1,200,000).

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Intraco may agree to the terms and conditions upon which any director, officer, employee or agent accepts an office or position and in its By-laws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of Intraco, or any person who serves at the request of Intraco as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent permitted by the Nevada Revised Statutes (including, without limitation, the statutes, case law and principles of equity) of the State of Nevada. If the NRS (including without limitation, the statutes, case law or principles of equity, as the case may be) of the State of Nevada are amended or changed to permit or authorize broader rights of indemnification to any of the persons referred to in the immediately preceding sentence, then Intraco shall be automatically authorized to agree to indemnify such respective persons to the fullest extent permitted or authorized by such law, as so amended or changed, without the need for amendment or modification of the Articles of Intraco and without further action by the Directors or stockholders of Intraco.

Without limiting the generality of the foregoing provision of this item, to the fullest extent permitted or authorized by the NRS as now in effect and as the same may from time to time hereafter be amended, no director of Intraco shall be personally liable to Intraco or to its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the immediately preceding sentence shall not adversely affect any right or protection of a director of Intraco existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.


































                              INTRACO SYSTEMS, INC.

                             FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1998 AND 1997













































                                TABLE OF CONTENTS






Independent Auditor's Report

Financial Statements:

   Balance Sheets as of December 31, 1998 and 1997,
       and Unaudited at April 30, 1999 and 1998                           2-3

   Statements of Operations for the Years Ended December 31, 1998
       and 1997, and Unaudited for the Four Months Ended April 30, 1999 and
       1998                                                                 4

   Statements of Changes in Stockholders' Deficit for the Years Ended
       December 31, 1998 and 1997, and Unaudited for the Four Months
       Ended April 30, 1999 and 1998                                        5

   Statements of Cash Flows for the Years Ended December 31, 1998
       and 1997, and Unaudited for the Four Months Ended April 30, 1999 and
       1998                                                                 6

   Notes to Financial Statements                                         7-14

























               DASZKAL, BOLTON, MANELA, DEVLIN & COMPANY
                     CERTIFIED PUBLIC ACCOUNTANTS
              A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

     2401 N.W. BOCA RATON BOULEVARD, SUITE 100, BOCA RATON, FLORIDA  33431
            TELEPHONE  (561) 367-1040   FAX (561) 750-3236


JEFFERY A. BOLTON, CPA, P.A.                MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.               OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.




INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Intraco Systems, Inc.

We have audited the accompanying balance sheets of Intraco Systems, Inc., as of December 31, 1998 and 1997, the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intraco Systems, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.






Boca Raton, Florida
February 26, 1999, except for
Notes 12 and 13 as to which the date is
March 3, 1999




                               INTRACO SYSTEMS, INC.
                                 BALANCE SHEETS




                                    ASSETS




                                                            April 30,
                                  December 31,             (Unaudited)
                                1998      1997           1999        1998
Current assets:
   Cash                           $32,245   $255,034    $112,877   $  7,680
   Accounts receivable             49,900    235,627     216,133    428,221
   Notes receivable                     -          -     200,000          -
   Inventory                       65,840          -     115,007          -
   Interest receivable                  -          -       8,519          -
   Prepaid expenses               125,945    127,265      55,809     99,758
        Total current assets      273,930    617,926     708,345    535,659

  Property and equipment, net     113,076     73,444     109,094     81,742

  Other assets:
   Due from related party          46,480    133,410           -    174,484
   Note receivable -
     related party                123,059          -      48,096          -
   Due from shareholder            20,500          -           -          -
   Deposits                        13,819      2,708      18,064      2,708
        Total other assets        203,858    136,118      66,160    177,192

        Total assets             $590,864   $827,488    $883,599   $794,593












See accompanying notes to financial statements.








                              INTRACO SYSTEMS, INC.
                                  BALANCE SHEETS




                    LIABILITIES AND STOCKHOLDERS' DEFICIT


                                                              April 30,
                                     December 31,            (Unaudited)
                                  1998        1997         1999       1998
  Current liabilities:
   Accounts payable            $332,476      $716,146    $720,289   $347,245
   Deferred revenue             152,174       593,733      81,852    678,549
   Accrued expenses                   -             -      37,142          -
   Customer deposits             172,195            -      10,000          -
   Note payable                  306,526       50,000     347,138    284,150
   Due to shareholder             17,700            -           -          -
     Total current liabilities   981,071    1,359,879   1,196,421  1,309,944

  Note payable                   113,686            -           -          -

  Stockholders' deficit:
   Convertible redeemable
     preferred stock, $.001 par
     value, 10,000,000 shares
     authorized and 52,500
     shares outstanding, 7%
     cumulative, with a $1.00
     per share preference value       53            -         749          -
   Common stock, $.001 and $.001
     par value 100,000,000 shares
     authorized, 9,665,200 and
     9,000,000 shares issued and
     outstanding                   9,665        9,000      12,960      9,000
   Additional paid-in capital    131,797       23,822   1,244,559     23,822
   Subscription receivable             -            -    (666,300)         -
   Accumulated deficit          (645,408)    (565,213)   (904,790)  (548,173)

     Total stockholders'
      deficit                   (503,893)    (532,391)   (312,822)  (515,351)

     Total liabilities and
      stockholders' deficit     $590,864     $827,488    $883,599   $794,593








See accompanying notes to financial statements


                           INTRACO SYSTEMS, INC.
                        STATEMENTS OF OPERATIONS


                                                    Four months ended
                                 Years ended             April 30,
                                 December 31,           (Unaudited)
                              1998        1997        1999          1998
  Revenues:
   Systems/networks         $1,248,824  $2,287,861   $ 632,925    $414,389
   Service contracts         1,456,107   1,268,316     232,814     548,556
        Total revenues       2,704,931   3,556,177     865,739     962,945

  Cost of revenues:
   Systems/networks            638,885   1,443,080     474,066     207,961
   Service contracts         1,073,835   1,163,589     158,704     441,948
    Total cost of revenues   1,712,720   2,606,669     632,770     649,909

  Gross profit                 992,211     949,508     232,969     313,036

  General and
    administrative           1,037,829   1,116,198     490,105     285,116

  Income (loss)
    from operations            (45,618)   (166,690)   (257,136)     27,920

  Interest income                2,490       1,432       8,632       1,911

  Interest expense             (37,067)     (6,005)    (10,878)    (12,791)

  Income (loss) before
    income taxes               (80,195)   (171,263)   (259,382)     17,040

  Provision (benefit)
    for income taxes                 -           -           -           -

  Net income (loss)         $  (80,195) $ (171,263)  $(259,382)  $  17,040

  Net income (loss)
    per share
    (basic and diluted)     $    (.009) $    (.019)  $   (.025)  $    .002












See accompanying notes to financial statements.


                              INTRACO SYSTEMS, INC.
                   STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT




             Preferred        Common      Add'l
              Stock           Stock       Paid-in  Subscr. Accum.
          Shares  Amount  Shares  Amount  Capital    Rec.  Deficit  Total

Balance at
 December 31, 1996
              -   $  -        100 $    -  $    -  $     -  $ 32,023 $      -
 Common stock split
 (90,000 to 1)
              -      -  8,999,900  8,900  (8,900)       -         -        -
Prior period
 adjustments
              -      -           -     -       -        -  (425,973)(425,973)
-----------------------------------------------------------------------------
Balance at
 December 31, 1996
 as adjusted
              -      -  9,000,000  9,000  (8,900)       -  (393,950)(393,850)

Conversion of
 shareholder note
              -      -          -      -  32,722        -         -   32,722

Net loss for
 the year
              -      -          -      -       -        -  (171,263)(171,263)
-----------------------------------------------------------------------------
Balance at
 December 31, 1997
              -      -  9,000,000  9,000  32,822        -  (565,213)(532,391)

Issuance of common
 stock for cash
              -      -    665,200    665 165,635        -         -  166,300

Costs associated
 with issuance
 of stock
              -      -          -      -(110,107)       -         - (110,107)

Issuance of
 preferred stock
 for cash
         52,500     53          -      -  52,447        -        -    52,500

Net loss for
 the year
              -      -          -      -       -        -  (80,195)  (80,195)
-----------------------------------------------------------------------------
Balance at
 December 31, 1998
         52,500     53  9,665,200  9,665 131,797        - (645,408) (503,893)

Issuance of
 common stock
              -      -  1,631,300  1,631 902,894        -        -   904,525

Costs associated
 with issuance
 of stock
              -      -          -      -(202,964)       -        -  (202,964)

Dividends paid
              -      -          -      -  (1,092)       -        -    (1,092)

Issuance of
 preferred
 stock
        696,000    696          -      - 695,304        -        -   696,000

Acquisition of
 assets of CTE
              -      -  1,664,489  1,664   1,773        -        -     3,437

Subscriptions
 receivable
              -      -          -      -       -  (666,300)      -  (666,300)
-----------------------------------------------------------------------------
Balance at
 April 30, 1999
        748,500    749 12,960,989 12,960 1,244,559(666,300)(904,790)(312,822)
        -------    --- ---------- ------ --------- -------  -------  -------













                      See accompanying notes to financial statements.













                              INTRACO SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS

                                                          Four months ended
                                      Years ended             April 30,
                                      December 31,          (Unaudited)
                                    1998        1997        1999       1998
  Cash flows from operating activities:

   Net (loss)                  $ (80,195)  $(171,263)  $(259,382)  $  17,040
   Adjustments to reconcile
    net loss to net cash
    provided (used) by
    operating activities:
        Depreciation              18,426      16,099       6,401       5,529
        Changes in assets
        and liabilities:
         (Increase) decrease in:
            Inventory              (65,840)        -     (49,167)          -
            Accounts receivable    185,727   (34,855)   (166,233)   (192,594)
            Interest receivable          -         -      (8,519)          -
            Note receivable -
             related                     -         -      74,963           -
            Prepaid expenses         1,320   107,569      70,136      27,507
            Due from related
             parties               (38,929) (133,410)     46,480     (41,074)
            Due from Shareholder         -         -       2,800           -
            Security deposits      (11,111)        -      (4,245)          -
         Increase (decrease) in:
            Accounts payable       143,236   609,544     387,813    (368,901)
            Accrued expenses             -         -      37,142           -
            Deferred revenue      (441,559)  109,094     (70,322)     84,816
            Customer deposits      172,195         -           -    (162,195)
  Net cash provided (used)
   by operating activities        (116,730)  502,778     (94,328)   (467,677)

  Cash flows from investing activities:
   Purchase of property
   and equipment                   (58,058)  (13,931)     (2,420)    (13,827)

  Cash flows from financing activities:
   Proceeds from issuance of
      common stock                 166,300         -      41,663           -
   Proceeds from issuance of
      preferred stock               52,500         -     696,000           -
   Costs associated with
      issuance of stock           (110,107)        -    (202,964)          -
   Dividends paid                        -         -      (1,092)          -
   Repayment of long-term debt    (156,694) (290,124)    (73,074)          -
   Proceeds from long-term debt          -         -           -     234,150
   Increase stockholder loans            -     1,739           -           -
   Costs associated with
    recapitalization                     -         -    (283,153)          -
  Net cash provided (used)
    by financing activities        (48,001) (288,385)    177,380     234,150

  Net increase (decrease)
    in cash                       (222,789)  200,462      80,632    (247,354)
  Cash, beginning of year          255,034    54,572      32,245     255,034

  Cash, end of year              $  32,245  $255,034    $112,877      $7,680

  Supplemental disclosure of cash flow information:
    Interest paid                $  37,067  $  6,005    $ 10,878    $ 12,791

  Non-cash transactions affecting financing activities:

   Conversion of shareholder
    note into common stock       $       -  $ 32,722    $      -    $      -

   Conversion of accounts
    payable to note payable      $ 438,906  $      -    $      -    $      -

   Common stock issued
    for note                     $       -  $      -    $866,300    $      -





See accompanying notes to financial statements.




































                             INTRACO SYSTEMS, INC.
                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Intraco Systems, Inc., (the "Company") specializes in providing a full range of computer solutions worldwide based on its software products, complete systems, complex networks, and Internet solutions. These include hardware and/or software technical services such as custom software and software migrations, as well as technical support both on-site and remote as may be required.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight-line method over their estimated useful lives.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Generally, revenues from sales of products are recognized when products are shipped unless the Company has obligations remaining under a sales or licensing agreement, in which case revenue is either deferred until all obligations are satisfied or recognized ratably over the term of the contract. Revenues from sales of maintenance contracts in 1998 and 1997 were $1,456,407 and $1,268,316, respectively.

Inventory

Inventory consists primarily of computer equipment purchased for resale, and is stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method.

Unaudited Interim Information

The information presented as of April 30, 1999 and 1998, and for the four month periods ended April 30, 1999 and 1998, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of April 30, 1999 and 1998, and the results of its operations

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unaudited Interim Information (Continued) and its cash flows for the four months ended April 30, 1999 and 1998, and the stockholders deficit for the four months ended April 30, 1999.
Earnings Per Share

Earnings per share are computed based on the weighted average number of common shares outstanding during the year. Stock warrants and options outstanding are common stock equivalents and are included in the calculation of earnings per share to the extent they are dilutive using the treasury-stock method. Basic and diluted earnings per share are the same.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                              1998           1997
  Leasehold improvements                  $   50,282     $       -
  Equipment                                  111,696       103,919
  Furniture and fixtures                      22,260        22,260
     Total property and equipment            184,238       126,179

  Less: accumulated depreciation             (71,162)      (52,735)
     Property and equipment, net          $  113,076     $  73,444


Depreciation expense for the years ended December 31, 1998 and 1997, was $18,426 and $16,099, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with various companies through common ownership. During the years ended December 31, 1998 and 1997, the Company had the following transactions with a related party (Intraco, Ltd.):


                                                    1998           1997
  Due from related party - beginning of year     $ 133,410     $       -
  Sales to related party                           235,255       216,000
  Cash received                                   (199,126)      (82,590)
  Less: Amount converted to note receivable
  (Due in 36 monthly installments, with
   an interest rate of 6%)                         123,059             -
  Due from related party - end of year          $   46,480     $ 133,410


The Company paid a minority shareholder of the Company $90,000 during 1998 pursuant to a consulting agreement.

NOTE 5 - OPERATING LEASES

The Company leases facilities and equipment under operating leases, with terms from three to five years, payable in monthly installments. Total lease expense for the years ended December 31, 1998 and 1997, was $67,860 and $45,711, respectively.

Future minimum lease payments for leases with a term in excess of one year are as follows:

                  Years ended
                  December 31,
                      1999                 $157,000
                      2000                  161,000
                      2001                  151,000
                      2002                  130,000
                      2003                  127,000

NOTE 6 - LONG-TERM DEBT

At December 31, 1998 and 1997, long-term debt consists of the following:

                                          1998                  1997
  Note payable, due on demand,
  with an interest rate of 13.5%,
  with remaining balance due
  January 31, 1998.                  $       -               $  50,000

  Note payable due in monthly
  installments ranging from
  $12,000 to $39,000 plus interest
  at 10%, with remaining balances
  due March 2000. Secured by all
  assets of the Company.               420,212                       -

  Less current portion                 306,526                  50,000
                                    $  113,686               $
-


Aggregate maturities of long-term debt are as follows:

                       1999                  $306,526
                       2000                   113,686
                          Total              $420,212


Total interest expense for the years ended December 31, 1998 and 1997, was approximately $37,000 and $6,000, respectively.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash bank deposit at various financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 and the balance, at times, may exceed federally insured limits. At December 31, 1998, the Company's cash balance did not exceed the insured limit. The balance exceeded the insurance limit by approximately $155,000 at December 31, 1997.

NOTE 8 - MAJOR CUSTOMER

Sales to one customer in 1998 and 1997, represented approximately 29% and 64% of total sales, respectively.

NOTE 9 - PRIOR PERIOD ADJUSTMENTS

During 1997, an adjustment was made to correct the Company's revenue and expense recognition method relating to its service contracts. In previous years the Company recognized the revenue and expense on the cash basis. This error was corrected and revenue and expenses are now recognized when earned or incurred, respectively. The effect of this adjustment, when reported in the appropriate year was to decrease stockholders' equity as reported at December 31, 1996 by $(254,653).

The Company also adjusted the financial statement to correct the overstatement of the capitalized software costs. During 1997, it was determined that the capitalized software costs had no future benefit as of December 31, 1996. The effect of this adjustment, when reported in the appropriate year was to decrease stockholders' equity as reported at December 31, 1996 by $(171,320).

The total effect of these adjustments was to decrease the stockholders' equity balance as reported at December 31, 1996 by $(425,973).

NOTE 10 - STOCKHOLDERS' DEFICIT AND STOCK OPTION PLAN

In August and in November 1998, the Company amended and restated the Articles of Incorporation. The Company increased the aggregate number of shares to 60,000,000 consisting of 50,000,000 shares of common stock, par value $.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share, 7% cumulative dividend, payable quarterly starting February 1, 1999. The preferred stock is redeemable at any time at the option of the Company at $1.00 per share. Five years from the date of issuance or 180 days after the effective date of the Company's initial public offering, the holders of at least 51% of the Series A preferred stock will have one demand registration right. The Company will be contractually required to use its best efforts to file a registration statement and to have such registration statement become effective.

In November of 1998, the Company commenced a Regulation D 504 stock offering and as a result of the offering the Company issued 665,200 shares of common stock for $166,300 or $.25 per share. Also in November of 1998, the Company began a preferred stock offering and as a result of the offering, the Company issued 52,500 shares of preferred stock of which 12,500 shares were issued under Regulation D 506 and 40,000 shares under Regulation S, at $1.00 per share which totals $52,500. Costs incurred associated with these offerings totaled $110,000. The Company is continuing these offerings of common and preferred stock and during the period January 1, 1999 through March 3, 1999, raised additional capital of approximately $328,000.

Holders will have the right to convert the Series A preferred stock, in whole or in part, at any time, or from time to time, into the common stock, par value $0.001, of the Company. The initial conversion rate shall be on a one-to-one basis and shall be subject to proportional stock splits, stock dividends and reverse stock splits, and to standard weighted average price-based anti-dilution provisions as well as specific anti-dilution provisions with respect to any future series of preferred stock.

Stock Option Plan

Under the Company's stock option plan, 2,000,000 shares of common stock were reserved for issuance upon exercise of options granted to directors, officers and employees of the Company. Options issued through December 31, 1998, carry exercise prices equal to that of the fair market value on the date of the grant. The options vest equally over a period of two years following the date of grant and the unexercised portion of the options expires and ceases to be exercisable on the earlier of the tenth year after the date of the grant or specified date following termination of employment.

The Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized on the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation," the Company's 1998 net loss would have increased by $6,649. The fair value of each option is estimated on the date of grant using fair market option pricing model with the following assumption:


           Risk-free interest rate                                5.28%
           Expected life (years)                                   10
           Expected volatility                                     n/a
           Expected dividends                                     None
           Weighed average remaining contractual life         1.75 years

A summary of option transactions during the years ended December 31, 1998 and 1997, is shown below:


                                        Weighted
Average                                 Number of     Exercise Price
                                        Options         Per Option
  Outstanding at December 31, 1997              -       $    -
  Granted                                 900,000          .25
  Exercised                                     -            -
  Forfeited                               (85,000)         .25
  Outstanding at December 31, 1998        815,000       $  .25


NOTE 11 - INCOME TAXES
The provision (benefit) for income taxes is as follows:

                                                 1998       1997

  Taxes currently payable                      $      -    $      -
  Deferred income tax benefit                    27,485     229,897
  Change in beginning valuation allowance       (27,485)   (229,897)
  Provision (benefit) for income taxes         $      -    $      -


Reconciliation of the Federal statutory income tax rate to the Company's effective income tax rate is as follows:


                                                 1998         1997

  Computed at the statutory rates (34%)        $(27,266)    $ (58,229)
  Increase (decrease) resulting from:
     Non-deductible expenses                      2,692           678
  State income taxes, net of federal income
     tax benefit                                 (2,911)       (6,216)
  Reinstatement of deferred tax asset at 5/7/97       -      (188,554)
  Reinstatement/change in deferred tax asset
     valuation allowance                         27,485       229,897
  Other                                               -        22,424
     Tax provision (benefit)                   $      -      $      -


The components of the deferred tax asset were as follows at December 31:

                                               1998            1997

  Net operating loss carryforward         $ 249,648        $ 59,519
  Deferred revenue                           57,263         223,422
         Total deferred tax asset           306,911         282,941

  Deferred tax liabilities:
     Deferred costs                         (41,239)        (46,807)
     Depreciation expense                    (8,290)         (6,237)
         Net deferred tax asset             257,382         229,897

  Valuation allowance:
     Beginning of year                     (229,897)              -
     Decrease (increase) during year        (27,485)       (229,897)
     Ending balance                        (257,382)       (229,897)
        Net deferred taxes                $       -        $      -


     At December 31, 1998 and 1997, the Company has unused net operating loss carryforwards of approximately $663,000 and $158,000, respectively, expiring primarily in 2013 and 2012, which are available for use on its future corporate Federal and State tax returns.
NOTE 12 - SUBSEQUENT EVENTS

During the period from January 1, 1999 to March 3, 1999, the Company raised additional capital, from stock offerings, totaling, approximately $328,000.

Unaudited
In April of 1999, CTE, a public shell, acquired all of the outstanding common stock of the Company. For accounting purposes, the acquisition has been treated as an acquisition of CTE by the Company and as a recapitalization of the company. As a result of the recapitalization, the Company is now authorized to issue 100,000,000 shares of common stock.

NOTE 13 - MANAGEMENT'S PLAN

As shown in the accompanying financial statements, the Corporation incurred a net loss of $80,195 during the year ended December 31, 1998, and $171,263 for the year ended December 31, 1997. The Company's current liabilities exceeded its current assets by $707,141 and $741,953, respectively. The ability of the Corporation to continue as a going concern is dependent on increasing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern.

Management's plan to increase sales and obtain additional capital includes several specific actions. On the sales side, greater emphasis will be placed on systems, web development and services as these areas have higher profit margins and represent a market which is growing much more rapidly than the company's traditional contract services. Management is also pursuing an aggressive acquisition strategy which is expected to add significantly to revenues and profits while strengthening the organization.

For capital sourcing, management will continue the private placement offerings of common and preferred stock, which during the period from January 1, 1999 through March 3, 1999 have raised $328,000. In addition, in April 1999 the Company completed a merger with CTE, a public shell. This merger was accounted for as a reverse merger.

No estimate has been made should management's plan be unsuccessful.

PART III

EXHIBITS



Exhibit Number     Description


   EX-2            Exchange Agreement among Intraco Systems, Inc.,
                   Custom Touch Electronics, Inc.
   EX-3.(i)        Amended and Restated Certificate of Incorporation
   EX-3.(ii)       Bylaws
   EX-10.1         Stock Option Plan
   EX-10.2         Employment Agreement between Intraco and Jack Berger
   EX-10.3         Employment Agreement between Intraco and Bob Marcus
   EX-10.4         Employment Agreement between Intraco and Carlos Munoz
   EX-10.5         Agreement for Professional Consulting Services
                   between Intraco and Vestar Capital
   EX-10.6         Letter Agreement between Intraco and Digital
                   Equipment Corporation
   EX-27           Financial Data Schedule



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  INTRACO SYSTEMS, INC.



Date: August 17, 1999          By:    /s/ Jack S. Berger
                                  -------------------------
                                  Jack S. Berger, President